EXHIBIT 2.1

SHARE PURCHASE AGREEMENT

For the Acquisition of all Issued Shares

of

VISUAL CONNECTION A.S.

Between

KIT digital, Inc.

and

KIT digital FZ-LLC

and

Mr. Tomas Petru

and

Mr. Jakub Vanek

THIS AGREEMENT is dated 5th October 2008 (the “Signing Date”)

PARTIES

(1)
Mr. Tomas Petru (“Petru”) having a registered address at Nad Okrouhlíkem 2291/5, 180 00 Prague 8, Czech Republic and Mr. Jakub Vanek (“Vanek”) having a registered address at Klecanská 826/6, 182 00 Prague 8, Czech Republic (collectively the “Sellers”); and

(2)
KIT digital FZ-LLC, a corporation duly incorporated under the laws of the Dubai Technology and Media Free Zone, Dubai, United Arab Emirates having its principal place of business at 2304A, Business Central Towers, Dubai Media City, Dubai UAE, or such other of its Affiliates from time to time as it may nominate pursuant to Clause 13.2 (the “Purchaser”).

(3)
KIT digital, Inc., a corporation duly incorporated under the laws of Delaware, USA and having its principal place of business at 228 East 45th Street, New York, 10017 USA, or such other of its Affiliates from time to time as it may nominate pursuant to Clause 13.2 (the “KIT”).

The Parties above are hereinafter jointly referred to as the “Parties” or individually as a “Party”.

BACKGROUND

(A)   The Sellers are the legal and beneficial owners of the entire issued and outstanding share capital of VISUAL CONNECTION, A.S., Czech reg no Section B, File 10959, ID No.: 18630758, with current registered address at Slezská 2526/113, 130 00 Prague 3, Czech Republic (the “Company”), further details of which are set out in Schedule 1.

(B)   The Sellers have agreed to sell the Shares to the Purchaser and the Purchaser has agreed to purchase the Shares for the Purchase Price and upon and subject to the terms and conditions of this Agreement.

IT IS AGREED AS FOLLOWS:

1.	DEFINITIONS AND INTERPRETATION

1.1
In this Agreement the following words and expressions have the meanings set opposite them (for avoidance of doubt, other words and expressions are defined directly elsewhere in this Agreement in quotation marks):

Accounting Standards: means the principles and standards set out in Act No. 563/1991 Coll., on Accounting, as amended, and the implementing regulations to said Act, as well as any and all other directives, rules and guidelines issued by the Czech Chamber of Auditors that apply to the Company.

Accounts: means the balance sheet of the Company made up as at the Accounts Date and the profit and loss account of the Company as at the Accounts Date;

Accounts Date: means 31 August 2008;

Affiliate: means in relation to any body corporate or its successors, any holding company or subsidiary of such body corporate or its successors, or any subsidiary of a holding company of such body corporate or its successors;

Agreed Form: means initialed by or on behalf of the Parties for the purposes of identification;

Agreement: means this Agreement including the Schedules attached hereto;

Business or the Restricted Businesses: means the business of the Company being strategic consulting, web service, hardware configuration and provision, or any combination thereof, in connection with the build, upgrade, implementation or management of digital media outlets, broadcasting outlets, production houses or any other like facilities as conducted at the Effective Date.

Business Day: means a day (other than a Saturday or Sunday) when banks are open for business in New York and in the Czech Republic;

Change of Control: means a change in the Control of a person. “Control’ as used herein means possession by a person, directly or indirectly, of the power to direct or cause the direction of the management and policies of another person, whether through the ownership of shares or other securities carrying the right to vote, through the composition of the board of directors of such other person, by contract, agency or otherwise;

Claim: means any bona fide claim by the Purchaser arising under the Warranties with the exception of any Claim in respect of Tax;

Claim in respect of Tax: means any claim under or in connection with or pursuant to the Tax Warranties;

Claim Notice: is defined in Schedule 6, Paragraph 2.1;

Companies Acts: means the Czech Act No. 513/1991 Coll., Commercial Code, as amended;

Completion: means that the conditions set out in Clause 4.2 and 4.3(a) and (c) have been met;

Completion Date: means the date of Completion as set out in Clause 4.1;

Confidential Information: is defined in Clause 7.1 (d);

Current Assets: means the sum of the following items as at Completion and for a period ending twelve (12) months thereafter: cash and cash equivalents, accounts receivable, inventory, marketable securities, prepaid expenses, and any and all other assets that could be converted to cash in less than one year.

Current Liabilities: means the sum of the following items as at Completion and payable within the next twelve (12) months: accounts payable, accrued expenses, income tax payable, short-term notes payable and portion of long-term debt payable this should include the specific debt items.

Disclosed: means fairly disclosed by the general disclosures and specific disclosures referred to in the Disclosure Letter, matters and facts contained in the due diligence reports prepared for the Purchaser in relation to the Company by White & Case, Advokátní kancelář entitled “Due Diligence Report Visual Connection a.s.” for the legal due diligence, and Moore Stephens Audit SRO, entitled “EXECUTIVE SUMMARY REPORT on Visual Connection due diligence performed on 15-16 September 2008” for the financial due diligence, and/or otherwise disclosed in this Agreement and "disclosure" or "disclosed" shall be construed accordingly;

Disclosure Letter: means the letter set out in Schedule 8;

EBITDA: Net Revenue less all expenses incurred in the earning of that revenue during the period before any depreciation, amortization, interest or corporate tax on profit, and the Sellers agree that the Company shall expense (not capitalize) software development-related expenses and that the Company’s Capital Expenditures (as defined by US GAAP) shall not be any greater in the future than as compared to the average quarterly levels of Capital Expenditures over the two years prior to the Accounts Date.

Employees: means all the individuals who are employed by the Company, either on a full-time or substantive part-time basis;

Environment: means any air (including the air within buildings and the air within other natural or man-made structures whether above or below ground); water (including water under or within land or in drains or sewers and coastal and inland waters); and land (including land under water);

Environmental Law: means all Czech laws at the Effective Date which have as a purpose or effect the protection of the Environment including regulations, directives, codes of practice and guidance notes which are of mandatory effect imposed by any relevant authority so far as they relate to the Environment;

Escrow Account: means the escrow account opened and maintained in accordance with the Escrow Agreement attached to this Agreement, account name Enable Invest Limited Visual Connection Escrow Account, account number 020-876249-100, sub account 10146180, established with HSBC Bank Middle East, Dubai, UAE.

Escrow Agreement: means the agreement concluded among the Sellers, the Purchaser and Enable Invest Limited, incorporated under the laws of the United Arab Emirates, having its principal place of business at Dubai World Trade Center, 7th Floor, Sheikh Zayed Road, Dubai, UAE, prior to or on the Completion Date;

Hazardous Substances: means any material or substance which alone or in combination with others is capable of causing harm to man or any other living organism or the Environment.

Health and Safety Laws: means all Czech laws at the Effective Date concerning the health and safety of those who work for the Company, visit the Properties or are in any way affected by the activities of the Company or by persons working for the Company;

Independent Accountant: means an independent accounting firm with extensive knowledge of both Czech accounting principles and U.S. GAAP, to be mutually agreed by the Parties within two (2) weeks of execution of this Agreement;

Intellectual Property: means patents, know-how, registered and unregistered trade marks and service marks (including any trade, brand or business names), domain names, registered designs, design rights, utility models, copyright (including all such rights in computer software), database rights and all rights under licenses and consents in relation to such things and all rights or forms of protection of a similar nature or having equivalent effect;

IT Contracts: means all contracts entered into by the Company for supply or maintenance of, or provision of services relating to, the IT System;

IT System: means material computer systems, communication systems, software, hardware and data owned, firmware, middleware, screens, terminals, peripherals, cabling and other material prepared electronic equipment used by or licensed to the Company;

Key Personnel: means Petru and Vanek;

KIT Shares: means common shares in KIT digital, Inc. or its successor by purchase, sale or merger;

Listed Intellectual Property: means the agreements or arrangements relating (wholly or partly) to Intellectual Property, the details of which shall be provided by the Sellers to the Purchaser within eighteen (18) calendar days of Signing Date and attached to the Disclosure Letter;

Losses: means any losses, liabilities, damages, claims, costs and expenses (including all fines, penalties and other amounts paid pursuant to a judgment, compromise or settlement), arbitration costs and reasonable legal and accounting fees and disbursements.

Net Revenues: Gross Revenue less direct third-party costs incidental to the project or service provided.

Properties: means the properties of which particulars are set out in Schedule 2 and the property leases in the Subsidiaries;

Purchase Price: means the sum specified in Clause 3.1;

Purchaser's Group: means the Purchaser, its subsidiaries, Affiliates (including KIT) and successors;

Purchaser's Lawyers: means Motei & Associates of P.O. Box 112888, Dubai, United Arab Emirates and White & Case, Advokátní kancelář, Na Prikope 8,110 00 Prague 1, Czech Republic;

SEC: means the U.S. Securities & Exchange Commission;

Securities Act: means the Securities Act of 1933, as amended;

Sellers’ Lawyers: means HAVEL & HOLÁSEK s.r.o., advokátní kancelář;

Shares: means all the issued and outstanding ordinary shares of the capital of the Company to be acquired by the Purchaser at Completion;

Shareholder: means a holder of all or part of the Shares in the Company;

Sellers’ Accounts: means the bank accounts of the Sellers as set out in Schedule 1-Part C.

Effective Date: means the effective date of this Agreement, which is October 1, 2008.

Tax Act: means the Czech Act No. 586/1992 Coll., Act, as amended;

Taxation or Tax: means any applicable tax;

Tax Warranties: means the warranties set out in Paragraphs 34-37 of Schedule 3;

Taxation Authority: means the Czech Financial Office and any other governmental, administrative or regulatory body, authority, agency or other person whatsoever competent to enforce or collect any Taxation whether in the Czech Republic or elsewhere;

Third Party Claim: is defined in Schedule 6; Paragraph 3.1;

USD: means United States Dollars;

US GAAP: means United States VAT: means value added tax;

Warranties: means the Warranties set out in Schedule 3;

Withholding Period: means the period beginning on the Completion Date and ending on the date that is twenty-four (24) months after the Effective Date;

Working Capital: Working Capital: means the Current Assets less the Current Liabilities of the Company determined in accordance with US GAAP. However, Working Capital shall be decreased by total amount of any and all debt and lease facilities (as disclosed in Schedule 4) even if these debt facilities would not be included under a US GAAP definition of working capital. The working capital shall also be increased by the fair current value of any assets under lease.

"In the agreed terms" or "in the agreed form": means in the form agreed between the Parties and signed for the purposes of identification by or on behalf of each Party.

1.2   The table of contents and headings in this Agreement are inserted for convenience only and shall not affect its construction.

1.3   Unless the context otherwise requires words denoting the singular shall include the plural and vice versa, references to any gender shall include all other genders and references to persons shall include bodies corporate, unincorporated associations and partnerships in each case whether or not having a separate legal personality.

1.4   References to recitals, schedules and clauses are to recitals and schedules to and clauses of this Agreement unless otherwise specified and references within a schedule to paragraphs are to paragraphs of that schedule unless otherwise specified.

1.5   References in this Agreement to any statute, statutory provision, or treaty include a reference to that statute, statutory provision, or treaty as operative only at the Effective Date and include any order, regulation, instrument or other subordinate legislation made under the relevant statute, statutory provision, or treaty.

1.6   Any reference to “writing” or “written” includes faxes and any non-transitory form of visible reproduction of words, excluding e-mails.

1.7   Any reference to a "person" includes a reference to any individual, body corporate, unincorporated association or partnership.

2.	SALE AND PURCHASE

2.1	Conditions Precedent

This Agreement shall be conditional upon the execution of the Agreement by all the Sellers, KIT and the Purchaser.

2.2	Obligation to sell and purchase

Subject to the terms of this Agreement, the Sellers as legal and beneficial owners of the Shares shall sell and the Purchaser shall purchase the Shares free from all charges, liens, encumbrances, equities and claims whatsoever and together with all rights attached to them at the Effective Date.

2.3	The Shares

(a)
The Shares shall be sold with the benefit of all rights attaching to them as at the date of Completion, including all dividends and distributions declared, paid or made by the Company on or after the Effective Date.

(b)	The Purchaser shall not be obliged to complete the purchase of any of the Shares unless the purchase of all the Shares is completed simultaneously.

(c)
The Seller hereby waives and undertakes to procure the waiver of all pre-emption or similar rights over the Shares, to which it or any other person may be entitled under the Articles of Association of the Company or otherwise in relation to the sale and purchase hereunder.

3.	CONSIDERATION

3.1	The Purchase Price for the Shares shall be:

(a)	Subject to Clause 3.2 and 3.3, USD two million and five hundred thousand ($2,500,000) in cash via wire transfer payable and adjusted according to Clauses 3.2 and 3.3 below (the “Cash Consideration”).

(b)
Subject to Clause 3.3 and 3.6, an available amount of USD four million and three hundred thousand ($4,300,000) in a combination of cash (the “Cash Consideration”) via wire transfer and KIT Shares (the “Stock Consideration”) (jointly the “Combined Consideration”) paid and issued according to the schedule outlined in Clauses 3.1(b)(i) - 3.1(b)(iv) below. Each of these payments is subject to variation based on the level of Net Revenue and EBITDA achieved against the target period and levels as outlined in Clauses 3.1(b)(i) - 3.1(b)(iv). For each 8.5% that the actual amount is less than the target for Net Revenue a reduction of 10% will apply to the amount available for distribution and for each 8.5% that the actual amount is less than the target for EBITDA a reduction of 10% will apply to the amount available for distribution; provided, however, that the foregoing sentence will not apply if the following would result in a greater reduction of the relevant Combined Consideration: if the Net Revenue in the period between 1 October 2008 and 30 September 2009 is less than the Net Revenue in the period between 1 October 2007 and 30 September 2008, then the Combined Consideration under clause 3.1 (b) (ii) will be reduced by sixty-six percent (66%) and if the Net Revenue in the period between 1 October 2009 and 30 September 2010 is less than the Net Revenue in the period between 1 October 2007 and 30 September 2008, then the Combined Consideration under clause 3.1 (b) (iii) and (iv) will be reduced by fifty percent (50%). However, in no case may the Combined Consideration be decreased by more than fifty percent (50%) in case of any of the payments in Clauses 3.1(b)(i) - 3.1(b)(iv) below based on any provision of this Agreement. If the Net Revenue is greater than 12.5% above the target set forth in 3.(b)(i)-(iv), the amount available for distribution will increase by 10% and in the event that of EBITDA is greater than 12.5% above the target, the amount available for distribution will increase by 10%. Any and all increases in the payments in Clauses 3.1(b)(i) - 3.1(b) (iv) below will be permitted to be paid in cash or KIT Shares at Purchaser’s sole election. Any and all decreases in the payments in Clauses 3.1(b)(i) - 3.1(b)(ii) below shall be paid in cash or KIT Shares in the same circumstance and ratio as KIT and Purchaser are already obligated to pay Sellers pursuant to the same clauses;

(i)
six (6) months after the Completion Date USD one million and seventy-five thousand ($1,075,000), payable twenty-five percent (25%) in cash via wire transfer and seventy-five percent (75%) equivalent in KIT Shares with the specific number of KIT Shares to be determined based on the twenty (20) day trailing weighted average market trading price on the date of six (6) months from the Completion Date, subject to clause 3.9. The target period is October, 1, 2008 to December, 31, 2008 and the target levels are Net Revenue $4,400,000 and EBIDA $275,000.

(ii)
twelve (12) months after the Completion Date USD one million and seventy-five thousand ($1,075,000) payable ten percent (10%) in cash via wire transfer and ninety percent (90%) equivalent in KIT Shares with the specific number of KIT Shares to be determined based on the twenty (20) day trailing weighted average market trading price on the date of twelve (12) months from the Completion Date, subject to clause 3.9. The target period is January 1, 2009 to June 30, 2009 and the target levels are Net Revenue $10,000,000 and EBITDA $850,000.

(iii)
eighteen (18) months after the Completion Date USD one million and seventy-five thousand ($1,075,000) equivalent in KIT Shares with the specific number of KIT Shares to be determined based on the twenty (20) day trailing weighted average market trading price on the date of eighteen (18) months from the Completion Date, subject to clause 3.9. The target period is July 1, 2009 to December 31, 2009 and the target levels are Net Revenue $12,400,000 and EBITDA $1,450,000.

(iv)
twenty-four (24) months after the Completion Date USD one million and seventy-five thousand ($1,075,000) equivalent in KIT Shares with the specific number of KIT Shares to be determined based on the twenty (20) day trailing weighted average market trading price on the date of twenty-four (24) months from the Completion Date, subject to clause 3.9. The target period is January 1, 2010 to June 30, 2010 and the target levels are Net Revenue $15,000,000 and EBITDA $1,500,000.

(c)
On Completion the Sellers (“Options Recipients”) will be granted warrants or options to purchase two million (2,000,000) KIT Shares (the “Option Grant”) in connection with incentivizing the Options Recipients over long-term employment. The Option Grant will carry an exercise price equal to the closing price of KIT Shares on November 6, 2008 subject to clause 3.9. The Sellers shall distribute and allocate this Option Grant to the Company employees, including Company management, in such a manner as the Sellers and the Purchaser mutually deem reasonable. The Option Grant will be pursuant to the terms and conditions of the Purchaser’s existing internal Employee Stock Option Plan as attached to this Agreement as Schedule 9, and as such shall vest quarterly over a period of four (4) years from the Effective Date, so long as the Sellers are in the full-time employ of KIT, the Company or Purchaser. Any tax liability as a result of the issuance of the Option Grant or resultant KIT Shares under the Option Grant will be borne exclusively by the recipients of the Option Grant.

(d)	The Sellers will qualify for additional KIT Shares as set forth below (the “earn-out”) if the Company meets the following performance incentives:

(i)
USD five hundred and seventy-five thousand ($575,000) equivalent in KIT Shares with the specific number of KIT Shares to be determined based on the twenty (20) day trailing weighted average market trading price on the date of twelve (12) months from the Completion Date, subject to clause 3.9, if the Company achieves a minimum of USD twenty million ($20,000,000) in Net Revenues during the first twelve (12) months from the Completion Date; and

(ii)
USD five hundred and seventy-five thousand ($575,000) equivalent in KIT Shares with the specific number of KIT Shares to be determined based on the twenty (20) day trailing weighted average market trading price on the date of twelve (12) months from the Completion Date, subject to clause 3.9, if the Company achieves a minimum of USD one million and five hundred thousand ($1,500,000) of EBITDA during the first twelve (12) months from the Completion Date; and

(iii)
USD four hundred and seventy-five thousand ($475,000) equivalent in KIT Shares with the specific number of KIT Shares to be determined based on the twenty (20) day trailing weighted average market trading price on the date of twenty-four (24) months from the Completion Date, subject to clause 3.9, if the Company achieves a minimum of USD twenty six million and five hundred thousand ($26,500,000) in Net Revenues from month twelve to twenty-four (12-24) from the Completion Date; and

(iv)
USD four hundred and seventy-five thousand ($475,000) equivalent in KIT Shares with the specific number of KIT Shares to be determined based on the twenty (20) day trailing weighted average market trading price on the date of twenty-four (24) months from the Completion Date, subject to clause 3.9, if the Company achieves a minimum of USD two million and five hundred thousand ($2,500,000) in EBITDA from month twelve to twenty-four (12-24) from the Completion Date.

All such earn-out payments will be due and payable within 60 days after the end of the applicable twelve-month earn-out period. Any late payments will bear interest at a rate equal to the lesser of (a) twelve (12%) percent or (b) the maximum amount permitted by applicable law.

(e)	The Sellers will also qualify for performance bonuses as set forth below if the Company and the Purchaser’s Group jointly meet the following performance incentives:

(i)
USD six hundred thousand ($600,000) equivalent in KIT Shares with the specific number of KIT Shares to be determined based on the twenty (20) day trailing weighted average market trading price on the date of twelve (12) months from the Completion Date, subject to clause 3.9, if the Company and KIT as a total generate at least USD fifty million ($50,000,000) in net revenues in the first twelve (12) months from Completion; and

(ii)
USD five hundred thousand ($500,000) equivalent in KIT Shares with the specific number of KIT Shares to be determined based on the twenty (20) day trailing weighted average market trading price on the date of twenty-four (24) months from the Completion Date, subject to clause 3.9, if the Company and KIT as a total generate at least USD six million and five hundred thousand ($6,500,000) in EBITDA from months twelve to twenty-four (12-24) after Completion.

All such performance bonus payments will be due and payable within 60 days after the end of the applicable twelve-month bonus year. Any late payments will bear interest at a rate equal to the lesser of (a) twelve percent (12%) or (b) the maximum amount permitted by applicable law.

3.2
The payment of the Cash Consideration is based on the Company’s Working Capital being neutral on the Effective Date and, therefore, subject to the Purchase Price adjustment as set out in clause 3.3. In the event the Working Capital on the Effective Date is (i) below zero (0), the Sellers will compensate the Purchaser in cash on a dollar for dollar basis or (ii) above zero (0), then the Purchaser will compensate the Sellers in cash on a dollar for dollar basis in the amount of the difference, up to a maximum compensation of US$500,000. Any deviations in the Working Capital and the amount of the Purchase Price adjustment resulting therefrom will be agreed between the Parties based on the Company’s balance sheet as of the Effective Date. The Purchaser shall deposit, prior to Completion, the amount of the Cash Consideration plus $500,000 (i.e., a total of $3,000,000) in the Escrow Account held by the Escrow Agent pursuant to the Escrow Agreement. Within thirty (30) days from Completion [NOTE: our accountant actually wants 45 days, but we have told them wed ask for 30—hopefully this is enough], the Purchaser shall prepare (or cause the Company to prepare) the Company’s balance sheet and the Purchaser’s calculation for the amount of Working Capital as on the Effective Date (the “Working Capital Calculation”) and the Parties shall agree in writing on this amount and the Purchase Price adjustment within ten (10) days of the delivery of the Purchaser’s Working Capital Calculation. At the same time, the Sellers shall have the right to review the Company’s balance sheet and the Working Capital Calculation and may request additional information from the Purchaser or, at Seller’s request be granted full access to the Company’s accounts and all other records to verify the Working Capital Calculation. If the Parties fail to agree within the above-referenced period of time on the Working Capital Calculation and the resulting Purchase Price adjustment, then either Party, upon written notice to the other Party and the Independent Accountant,, may refer the settlement of the Working Capital as of the Effective Date and the Purchase Price adjustment to the Independent Accountant for determination, the cost of which shall be borne by the Parties equally. The Parties shall provide such information and assistance to the Independent Accountant, so as to ensure that the Independent Accountant will deliver the final amount of the Working Capital as on the Effective Date and the Purchase Price adjustment calculated in accordance with this Agreement to the Parties within fifteen (15) Business Days from such referral. The decision of the Independent Accountant shall be final and conclusive, and the Parties shall not be entitled to refer the decision to arbitration according to Clause 22 of this Agreement. The Purchase Price adjustment shall be settled in accordance with clause 3.3.

3.3	Purchase Price Adjustments. The Cash Consideration will be adjusted in accordance with the following:

(a)
The Cash Consideration will be decreased by any adjustments for Working Capital payable to the Purchaser in accordance with clause 3.2 above; then, within three (3) Business Days following the delivery to the Escrow Agent of the Parties’ agreement on the Purchase Price adjustment or of the Independent Accountant’s decision on the determination of the Purchase Price adjustment pursuant to clause 3.2, such amount payable to the Purchaser shall be deducted from the Escrow Account and paid by the Escrow Agent to the Purchaser and the remaining amount in the Escrow Account up to US$2,500,000 shall be simultaneously paid by the Escrow Agent to the Sellers. For the avoidance of doubt, if any monies are thereafter still left on the Escrow Account, it shall be paid to the Purchaser.

(b)
The Cash Consideration will be increased by any adjustments for Working Capital payable to the Sellers in accordance with clause 3.2 above; then, the Escrow agent shall release the following amounts from the Escrow Account and pay such amount to the Parties as follows: (i) within three (3) Business Days following the delivery to the Escrow Agent of the Parties’ agreement on the Purchase Price adjustment or of the Independent Accountant’s decision on the determination of the Purchase Price adjustment pursuant to clause 3.2, the Cash Consideration shall be released to the Sellers and (ii) on 3 January 2009, the amount of the increase of the Cash Consideration based on the adjustment for the Working Capital Calculation up to an amount not to exceed US$500,000, shall be released to the Sellers and any amount thereafter still remaining on the Escrow Account shall be released to the Purchaser.

3.4
The Cash Consideration set forth in clause 3.1(a) and the amount by which it is increased or decreased pursuant to clauses 3.2 and 3.3 shall be allocated between the Sellers as set out in Schedule 1. The Combined Consideration as set out in clause 3.1(b), the Option Grant set out in clause 3.1 (c) and the performance incentives as set out in clause 3.1(d) and (e) shall be paid and/or assigned to the Sellers pursuant to the allocation between the Sellers as set out in Schedule 1 or to such persons or legal entities in such other manner as the Sellers may determine upon written notice to the Purchaser.

3.5
All Combined Consideration pursuant to Clause 3.1 (b), all earn-out amounts pursuant to Clause 3.1(d), and all performance bonuses pursuant to Clause 3.1(e), automatically will be accelerated and deemed fully and finally earned as to their maximum possible amount, and immediately due and payable, and the period of time set out in clause 3.11 shall be changed to two (2) weeks, upon any of the following which occur in any transaction or series of transactions: the liquidation, dissolution, winding up or other similar event of the KIT or the Company. The Purchaser or KIT shall deliver to the Sellers within 90 days after the end of the applicable twelve-month period, annual financial statements (including profit and loss statements) of the Company and of KIT (and, in relation to clause 3.1 (b) (ii) and (iv) within 45 days after the end of the applicable six-month period, financial statements (including profit and loss statements) of the Company for that period) prepared in accordance with US GAAP, including a calculation of the Net Revenues and EBITDA for such period, and a statement setting forth the calculation of the earn-out payment and performance bonuses for such period. If the Sellers do not object in writing to the calculation of the earn-out payment and performance bonuses within 20 days after the statement’s delivery to the Sellers, the calculations automatically will become final and conclusive. In the event the Sellers object in writing to such calculations within such 20 day period, the Purchaser and the Sellers shall promptly meet and endeavor to reach agreement as to the calculations. If the Purchaser and the Sellers agree on the calculations, they will become final and conclusive. If the Purchaser and the Sellers are unable to reach agreement within 15 Business Days after delivery of the Sellers’ objection, then the Independent Accountants will promptly be retained to undertake a determination of the earn-out payment and performance bonuses, which determination will be made as quickly as possible, but in no event later than forty (40) days from the date of referral to the Independent Auditor. In resolving any disputed item, the Independent Accountants may not assign a value to such item greater than the greatest value for such item claimed by either Party, in each case as presented to the Independent Accountants. The decision of the Independent Accountants shall be final and conclusive, and the Parties shall not be entitled to refer the decision to arbitration according to Clause 22 of this Agreement. In the event of a dispute, the party bringing the dispute shall pay for the retention of the Independent Accountants. In all other cases, if the Seller’s objections were justified, then the Purchaser’s Group shall pay for the retention of the Independent Accountant, and if the Seller’s objections were not justified, then the Sellers shall pay for the retention of the Independent Accountant.

3.6
In the event the Company fails to meet the criteria set forth below over the period of twenty-four (24) months from the Completion Date, the Combined Consideration under Clause 3.1(b)(ii), (iii) and (iv) will be reduced as follows:

The Parties have determined that the Retained Employees listed in Schedule 7 shall be retained in the continuing operation of the Company at least to the following extent;

(i)
a minimum of ninety (90%) percent of the Retained Employees shall be retained during twelve (12) months from the Completion Date failing which the Combined Consideration under Clause 3.1(b)(ii) will be reduced by fifty (50%) percent;

(ii)
and a minimum of seventy-five (75%) percent of the Retained Employees shall be retained during twenty-four (24) months from the Completion Date failing which the Combined Consideration under Clause 3.1(b)(iii) and (iv) will be reduced by fifty (50%) percent;

(iii)
The Key Personnel shall be retained in the employment of the Company, if desired by the Purchaser, for a period of at least 24 months from Completion, failing which the Combined Consideration under Clause 3.1(b)(iii) and (iv) will be reduced by fifty (50%) percent;

provided, however, that the above shall not apply in the event a Retained Employee ceases his employment with the Company due to material compelling circumstances outside his control.

3.7
The KIT Shares will be withheld for purposes of indemnifying the {Purchaser for any claims or breaches. During the Withholding Period, the Purchaser may, upon written notice to the Sellers specifying in reasonable detail the basis therefor, and upon receipt of the Sellers’ written consent (not to be unreasonably withheld) withhold KIT Shares to the extent necessary to secure any amounts claimed by the Purchaser in good faith to be due and owing by the Sellers to the Purchaser for indemnification to which the Purchaser is entitled under this Agreement for Claims in respect of the Warranties set out in Schedule 3 (the “Triggering Event”). Such withholding shall be made and released in the order detailed below:

(a)
Upon vesting of the KIT Shares as provided in Clause 3.1(b)(i) (the “First Vesting Date”), with respect to any Triggering Event that occurs prior to the First Vesting Date such shares would first be withheld on a dollar-for-dollar basis wherein the value of the KIT Shares shall be based on the twenty (20) day trailing weighted average market trading price six (6) months from Completion, subject to clause 3.9, and the balance shall be released to the Sellers.

(b)
Upon vesting of the KIT Shares as provided in Clauses 3.1(b)(ii), 3.1(d)(i) and 3.1(d)(ii) (the “Second Vesting Date”), with respect to any Triggering Event that occurs prior to the Second Vesting Date, not already recovered under the First Vesting Date, such shares would be first withheld on a dollar-for-dollar basis, wherein the value of the KIT Shares shall be based on the twenty (20) day trailing weighted average market trading price twelve (12) months from Completion, subject to clause 3.9 and the balance shall be released to the Sellers.

(c)
Upon vesting of the KIT Shares as provided in Clauses 3.1(b)(iii) (the “Third Vesting Date”), with respect to any Triggering Event that occurs prior to the Third Vesting Date, not already recovered under the First or the Second Vesting Date, shall be first withheld on a dollar-for-dollar basis, wherein the value of the KIT Shares shall be based on the twenty (20) day trailing weighted average market trading price eighteen (18) months from Completion , subject to clause 3.9 and the balance shall be released to the Sellers.

(d)
Upon vesting of the KIT Shares as provided in Clauses 3.1(b)(iv), 3.1(d)(iii) and 3.1(d)(iv) (the “Fourth Vesting Date”), with respect to any Triggering Event any such claim or breach that occurs prior to the Fourth Vesting Date, not already recovered under the First, the Second or the Third Vesting Date, shall be first deducted withheld on a dollar-for-dollar basis, wherein the value of the KIT Shares shall be based on the twenty (20) day trailing weighted average market trading price twenty-four (24) months from completion, subject to clause 3.9 and the balance shall be released to the Sellers.

Upon payment by the Sellers of any account secured by withheld KIT Shares, such KIT Shares shall be released to the Sellers. Any improper withholding of KIT Shares will bear interest from the date of withholding at a rate equal to the lesser of (a) twelve percent (12%) or (b) the maximum amount permitted by applicable law.

3.8
Notwithstanding clauses 3.1(b), (d) and (e), the Purchaser shall have the right in its sole discretion to substitute payment in cash as an alternative to the issuance of the KIT Shares in any clause of this Agreement.

3.9
All references in this Agreement to the determination of the cash value of the KIT Shares set forth herein shall be subject to a price floor of US$0.22 per share for the determination of the cash value equivalent of the KIT Shares.

3.10
If the KIT Shares cease to be listed on a recognized U.S. stock exchange or quoted on the NASDAQ Over-the-Counter Bulletin Board, all payments under Clause 3.1(b), (d) and (e) still outstanding at such time shall be paid in cash instead of in KIT Shares. If at any time the Company’s common stock shall be listed on a recognized U.S. stock exchange and the rules of such exchange would require the approval of the stockholders of the Company prior to the issuance of the KIT Shares pursuant to Clause 3, or if the rules of the NASDAQ Over-the-Counter Bulletin Board impose a requirement for stockholder approval prior to the issuance of such shares, and such stockholder approval has not been obtained by the date such KIT Shares are to be issued, the payments under Clause 3.1(b), (d) and (e) for which approval has not been obtained shall be paid in cash instead of KIT Shares.

3.11
The KIT Shares issued pursuant to this Clause 3 will be issued directly to the Sellers through a private placement.  KIT shall use its best efforts to cause such KIT Shares to be freely tradable without restrictions other than volume restrictions under U.S. state and federal securities laws within six months of each issuance of KIT Shares pursuant to this Clause 3, and to be freely tradable without restriction within one year of such issuance of KIT Shares.  Such efforts shall include, but not be limited to, (i) causing KIT’s periodic and annual reports to be timely and accurately filed pursuant to Section 13 or 15(d) of the Exchange Act of 1934, as applicable, (ii) providing a written statement upon request from any Seller as to KIT’s compliance with such reporting requirements and/or (iii) causing KIT’s counsel, at the KIT’s expense, to issue an opinion to KIT’s transfer agent that such KIT Shares may be transferred without registration, provided documentation reasonably sufficient to support such opinion is provided by a Seller to such counsel.

3.12
In the event of bankruptcy, wind-up, dissolution or liquidation of the KIT or any foreclosure initiated by creditors over the assets of the KIT within the period of three (3) years from Completion, the Sellers shall be entitled to buy back the Shares of the Company for the price equivalent to the aggregate cash proceeds actually received by the Sellers from this transaction (including their sale of KIT Shares) before the time of such buy-back, payable in cash within ninety (90) days from the date such buy-back, subject to applicable laws and in conformity with a court-administered or supervised liquidation of the KIT. For avoidance of doubt, this Clause shall not apply to any change of ownership of shares in KIT, change in the structure of shares (such as share split etc.), merger of KIT or Change of Control of KIT.

4.	COMPLETION

4.1	Time and location

Completion shall take place on 6 October 2008 or on any other day the Parties agree to (the “Completion Date”) at the offices of White & Case, Advokátní kancelář, Na Prikope 8,110 00 Prague 1, Czech Republic.

4.2	Sellers' obligations

At Completion the Sellers shall deliver to the Purchaser each of the documents listed in Schedule 5, Part A (“Completion Documents”).

4.3	Purchaser's obligations

(a)
Prior to the Completion Date and subject to Clause 3.2 and 3.3 the Purchaser shall pay the Cash Consideration as set forth in Clause 3.1(a) plus the amount of US$500,000 (i.e., US$3,000,000 in total) by way of irrevocable electronic transfer for day value no later than on Completion Date before 11.00 am payable to the Escrow Account. The Cash Consideration shall be released from the Escrow Account in accordance with clause 3.3 and the Escrow Agreement and subject to clause 4.9, if applicable;

(b)	The KIT Shares shall be issued or the cash payable in accordance with Clause 3.1(b), 3.1(d) and 3.1(e) above.

(b)
The Purchaser shall deliver to the Sellers each of the documents listed in Schedule 5, Part B, 2.1 - 2.4 and shall procure that all necessary steps are taken properly to effect the matters listed in Schedule 5, Part B, in case of steps listed in Schedule 5, Part B. 2.5 to 2.7 at shareholders’ meeting and board meetings of the Company and shall deliver to the Sellers duly signed minutes of all such shareholders’ and board meetings.

(d)	The Purchaser shall as from the Effective Date assume full responsibility to provide the Company with the funds required to conduct its business.

4.4
Purchaser's right of access prior to Completion from the Effective Date the Purchaser and any persons authorized by it, upon its request, not to be unreasonably withheld by the Sellers, shall be allowed full access to all the premises, books and records of the Company and the Sellers shall supply or procure the supply of any information reasonably required by the Purchaser relating to the Company and its affairs, provided always that any such information shall be treated with strict confidentiality by the Purchaser and the Purchaser agrees to enter into a separate confidentiality and non-disclosure agreement with the Company in this respect.

4.5
From Effective Date until Completion the Sellers and the Purchaser shall not (save only as may be necessary to give effect to this Agreement) do, allow or procure any act or omission which would constitute a breach of any of the Warranties if they were given at any and all times from the Effective Date until Completion or which would make any of the Warranties inaccurate or misleading if they were so given.

4.6
The Sellers shall forthwith disclose in writing to the Purchaser any matter or thing which may arise and become known to the Sellers after the Effective Date and before Completion which is inconsistent with any of the Warranties or which might make any of them inaccurate or misleading if they were given at any and all times from the Effective Date down to Completion or which is material to be known to the Purchaser for value of the Shares.

4.7	Clause 4.6 shall not apply to such matter or circumstance referred to in 4.6 which results from:

(a)	matters Disclosed in the Disclosure Letter

(b)	changes after the Effective Date in stock markets, interest rates, exchange rates, commodity prices or other general economic conditions;

(c)	general changes in the political climate which shall include for the avoidance of doubt, war and acts of terrorism;

(d)	changes after the Effective Date in the Law or accounting practices; or

(e)	an event occurring after the Effective Date which is caused by the change of control resulting from this transaction.

4.8
Subject to Clause 4.7 if, at any time prior to or at Completion, the Purchaser becomes aware (whether or not as a result of any disclosure by the Sellers under Clause 4.7) of any matter or circumstance which constitutes a material breach of any of the Warranties or a material breach of any undertaking given herein and if such matter or circumstance is reasonably likely to have a material adverse effect the Purchaser shall be entitled to terminate this Agreement by written notice ("Notice") to the Sellers (such Notice to specify that it constitutes Notice pursuant to this Clause and giving such reasonable particulars as are available to the Purchaser of the matter or circumstance giving rise to service of such Notice); and for the purposes of this Clause, a matter or circumstance shall be considered to be reasonably likely to have a material adverse effect if as a result of such matter or circumstance it is reasonably anticipated that the aggregate turnover or profits of the Company will be at least ten (10%) percent lower for the current calendar year than would otherwise have been the case had that matter or circumstance not existed or occurred. Notwithstanding the above, the Purchaser shall not be entitled to terminate the agreement where any material beach or material adverse affect is a result of decisions made by the Purchaser in accordance with clause 4.4.

4.10	Failure to complete

If in any material respect the obligations of the Sellers or the Purchaser are not complied with on the Completion Date the Party not in default may:

(a)	defer Completion to a date not more than ten (10) days after the Completion Date; or

(b)	consummate Completion (without prejudice to its rights hereunder); or

(c)	terminate this Agreement (and return any payments made), provided the Party not in default has given the other Party sufficient opportunity to remedy its breach.

5.	WARRANTIES OF THE SELLERS

5.1
The Sellers warrant to the Purchaser that the Warranties as set forth in Schedule 3 are true and accurate and Sellers acknowledge that the Purchaser is entering into the Agreement in reliance upon each of the Warranties each of which is given as of the Completion Date, unless otherwise provided herein. 5.2 The Warranties and any other representation, or undertaking contained herein are given subject to any circumstances Disclosed or qualifications or reservations stated in the Disclosure Letter or expressly provided for under this Agreement.

5.3
Where any of the Warranties is made or given so far as the Sellers are aware or to the best of the Sellers knowledge, information and belief or any similar expression, such Warranty shall be deemed to have been made on the basis of actual knowledge or constructive knowledge after due and thorough inquiry concerning such matter by a prudent and diligent person.

6.	LIMITATION OF SELLERS’ LIABILITY

6.1	No liability shall accrue hereunder under the Warranties in relation to matters Disclosed.

6.2	The liability of the Sellers hereunder shall be limited to direct damages and as further provided in Schedule 6.

7.	PROTECTION OF GOODWILL AND TRADE SECRETS

7.1	Save as specifically provided herein, the Sellers undertake that they shall not do any of the following:

7.1.1
for a period of two (2) years from Completion, be engaged or (save as the holder of the shares or debentures in a publicly traded or listed company which confer not more than ten percent (10%) of the votes which could normally be cast at a general meeting of that company), including through a debt instrument that could be converted into ownership be directly or indirectly concerned and/or acts as an equity/control instrument, and may not take an active role (including as an advisor, board member or consultant) in any business which has as a main area of activity Restricted Businesses. The ownership of the shares of AVIT Integration and Services FZ LLC, Dubai Studio City, Dubai, U.A.E., (“AVIT”) shall not be considered a breach of this clause subject to the warranty of the Sellers that all and any benefits that accrue from AVIT, including but not limited to client contracts, revenues and cash flow, will be perpetually transferred to the Purchaser, KIT or the Company;

7.1.2
within two (2) years after Completion, either on its own account or in conjunction with or on behalf of any person, firm or company in connection with any Restricted Business, solicit or endeavor to entice away from the Company any person who at the date of Completion is a client or customer of the Company whether or not such person would commit a breach of contract by reason of transferring business;

7.1.3
within two (2) years after Completion, either on its own account or in conjunction with or on behalf of any person, firm or company, in connection with any Restricted Business, endeavor to entice away from the Company any person who at Completion is a supplier of the Company whether or not such person would commit a breach of contract by reason of transferring business;

7.1.4
disclose to any other person within two (2) years after Completion at any time any information of a secret or confidential nature relating exclusively or primarily to the Business ("Confidential Information") except:

(a)	to the extent that the Confidential Information has entered the public domain otherwise than by reason of the unauthorized act or default of such individual;

(b)	information which it subsequently acquires from a third party lawfully and not under a duty of confidentiality;

(c)	in so far as may be required by law or by any regulatory authority;

(d)	any information which such individual independently develops without using the Confidential Information; and

(e)	to the extent that any confidentiality obligations are imposed on the Sellers as employees in the Purchaser’s Group under their management or similar contracts.

7.1.5
within one (1) year after Completion, solicit or entice away from employment of the Company any person who is at Completion an Employee of the Company save always that this Clause 7.1(e) shall not apply in the event that any employee responds to an advertisement placed by a Seller.

7.2
For the purposes of Clause 7.1 (a) Restricted Business shall not be deemed to be the principal trading activity of such business, company or group of companies if it accounts for not more than ten per cent (10%) of the turnover (on a consolidated basis in respect of a group of companies) of the company, business or group of companies so acquired.

7.3
Notwithstanding the above, the Sellers may apply for and may be granted a waiver (which shall be granted at the Purchaser’s sole election) in writing from the Chief Executive Officer (CEO) of the Purchaser to be an active participant/investor in such a Restricted Business if the Purchaser is not active in a given geographical territory. The decision of the CEO shall be delivered in writing to the Seller(s) within thirty days of the date of receipt of the written waiver request, and shall not be unreasonably withheld. The Sellers represent by way of this Agreement that they are not currently involved in any Restricted Business other than their employment by the Company.

8.	WARRANTIES OF THE PURCHASER AND KIT

8.1	The Purchaser warrants to the Sellers that it is not aware of any circumstance or fact which to its knowledge would enable it to make a Claim or a Claim in respect of Tax at the date of Completion.

8.2	The Purchaser warrants to the Sellers that:

(a)
it is a corporation duly organized, validly existing and in good standing under the laws of the Dubai Technology and Free Zone, Dubai, United Arab Emirates with the requisite power and authority to enter into and perform, and has taken all necessary corporate action to authorize, the execution and performance of, its obligations under this Agreement and all documents in the Agreed Form;

(b)
this Agreement constitutes, and when executed and delivered all other documents contemplated by this Agreement in the Agreed Form will constitute, valid and binding obligations of the Purchaser enforceable in accordance with their respective terms, subject to the effect of applicable bankruptcy, insolvency, reorganization, moratorium or similar laws and subject to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity);

(c)
neither the Purchaser nor any of professional advisors, directors, officers, employees, nor consultants has any reason as of the Effective Date to believe that the Sellers are or will be in breach of any of the representations, warranties, agreements or undertakings in this Agreement;

(d)
neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will directly or indirectly (with or without notice, lapse of time or both): (i) violate any injunction, judgment, order, decree, ruling or other restriction of any governmental entity to which the Purchaser is subject or any provision of the charter or bylaws of the Purchaser; or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, or create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which the Purchaser is a party or by which it is bound;

(e)
no registrations, filings, applications, notices, consents, approvals, orders, qualifications or waivers are required to be made, filed, given or obtained by the Purchaser or any of its Affiliates with, to or from any person or governmental entity in connection with the consummation of the transactions contemplated hereby. The Purchaser is not aware of any reason why any consent, approval or waiver necessary to permit consummation of the transactions contemplated by this Agreement, including without limitation all consents, approvals or waivers of any governmental entities, will not be received on a timely basis;

(f)
the Purchaser has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which the Sellers could become liable or obligated;

(g)
the Purchaser has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the purchase of the Shares. The Purchaser confirms that the Sellers have made available to the Purchaser the opportunity to ask questions of the Sellers and the officers and management employees of the Company and to acquire additional information about the business and financial condition of the Company. Purchaser acknowledges that it has been provided access as and to the extent it has requested to the records, facilities and management personnel of the Sellers and the Company and that it has reviewed, to the extent it deems necessary or appropriate, the books, records, files and other documents of the Company. For the avoidance of doubt, this clause 8.2(g) is not meant to in any way limit or supersede the Warranties provided by the Sellers and the obligation to disclose the relevant information in relation thereto in the Disclosure Letter.

(h)
Purchaser is acquiring the Shares for investment and not with a view toward or for sale in connection with any distribution thereof, or with any present intention of distributing or selling the Shares.

(i)
the Purchaser has access to all funds necessary to pay the Cash Consideration and related fees and expenses, and the Purchaser has the financial capacity to perform all of its other obligations under this Agreement;

(j)
No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement by the Purchaser or any of the Purchaser’s Affiliates in order to effect the transactions contemplated by this Agreement with the intent to hinder, delay, or defraud any present or future creditor of the Purchaser or its Affiliates.

(k)
The Purchaser represents and warrants to, and agrees with, the Sellers that it shall not at any time during the period of twenty-six months from the Completion Date (a) divert business from the Company to a subsidiary or affiliate of the Purchaser or to a third party; (b) make any changes which would result in a Change of Control of the Purchaser or (c) change the business model of the Company which results in a negative effect in terms of the ability of the Company to achieve the Net Revenues and EBITDA performance criteria set out in this Agreement.

(l)
The Purchaser represents and warrants to, and agrees with, the Sellers that in the event of a (i) the sale, lease or other transfer of all or substantially all of the assets of the Purchaser or the Company or (ii) Change in Control of the Purchaser or the Company, the Purchaser shall not enter into any agreement resulting in the above unless said agreement contains a provision requiring that the terms of this Agreement are honored.

8.3	KIT warrants to the Sellers that:

(a)
it is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware, USA with the requisite power and authority to enter into and perform, and has taken all necessary corporate action to authorize, the execution and performance of, its obligations under this Agreement and all documents in the Agreed Form;

(b)
this Agreement constitutes, and when executed and delivered all other documents contemplated by this Agreement in the Agreed Form will constitute, valid and binding obligations of KIT enforceable in accordance with their respective terms, subject to the effect of applicable bankruptcy, insolvency, reorganization, moratorium or similar laws and subject to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity);

(c)
the KIT Shares have been duly authorized and reserved for issuance, when issued in accordance with this Agreement, will be validly issued, fully paid and non-assessable shares of common stock of KIT. No personal liability will attach to the ownership of the KIT Shares, and the same will be free and clear of all liens, charges, restrictions, claims and encumbrances imposed by or through KIT. The issuance, sale or delivery of the KIT Shares is not subject to any preemptive right to stockholders of KIT or to any right of first refusal or other right in favor of any person. The offer, sale and issuance by KIT of the KIT Shares is exempt from registration under the Securities Act;

(d)
neither KIT, its Affiliates nor any person or entity acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of any of the KIT Shares under the Securities Act or cause the offer, sale or issuance of the KIT Shares in accordance with this Agreement to be integrated with prior offerings by KIT for purposes of the Securities Act or any applicable stockholder approval provisions, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of KIT are listed or designated. KIT, its Affiliates or any person or entity acting on their behalf will take any action or steps referred to in the preceding sentence that would require registration of any of the KIT Shares under the Securities Act or cause the offer, sale or issuance of the securities in accordance with this Agreement to be integrated with other offerings;

(e)	KIT is not, and has not been, an issuer identified in Rule 144(i)(1) promulgated under the Securities Act;

(f)	KIT has the financial capacity to perform all of its obligations under this Agreement;

(g)
KIT represents and warrants to, and agrees with, the Sellers that in the event of a (i) the sale, lease or other transfer of all or substantially all of the assets of the Purchaser, KIT or the Company or (ii) Change in Control of the Purchaser, KIT or the Company, KIT shall not enter into any agreement resulting in the above unless said agreement contains a provision requiring that the terms of this Agreement are honored.

8.4
The Sellers and any representative of the Sellers shall have the right to consult the books and records of the Company on reasonable notice and during normal business hours in order to properly defend any Claim or any Claim in respect of Tax, including third party claims, or with respect to any earn-out, bonus or other amount due to the Sellers pursuant to this Agreement.

8.5
The Purchaser and KIT warrants to the Sellers that the Purchaser’s and KIT’s warranties as set forth in this Agreement are true and accurate, and will be true and accurate as of Completion, and the Purchaser acknowledges that the Sellers are entering into the Agreement in reliance upon each of such warranties.

8.6
KIT hereby agrees to, and hereby does, irrevocably and unconditionally guarantee to the Seller, as a primary obligation, the due performance of all the Purchaser's obligations and liabilities under this Agreement. Such guaranty is a continuing, absolute and unconditional guaranty and a guaranty of payment rather than collection. All representations, warranties, agreements, covenants, obligations and liabilities of KIT and/or Purchaser under this Agreement shall be joint and several in nature.

9.	EMPLOYMENT MATTERS

9.1
The Parties agree that Petru will become a key member of the executive management team of the Purchaser and will hold the position of President, Media Services of the Purchaser. The Parties agree that Petru’s base compensation with the Purchaser or the Company after the Effective Date shall be US$172,000 per annum.

9.2	The Parties agree that Vanek will be employed by the Purchaser and that Vanek’sbase compensation with the Purchaser or the Company after the Effective Date shall be US$172,000 per annum.

9.3	The Employees to be retained by the Company are identified in Schedule 7 (“Retained Employees”).

10.	DEBT AND GUARANTEES

10.1	Any shareholder loans, third party loans and other financing provided to the Company are set out in Schedule 4.

10.2
The Purchaser undertakes with the Sellers to procure, within two (2) years from Completion, the release of the Sellers from all guarantees, indemnities, bonds, letters of comfort, undertakings, licenses and other arrangements to which they or any of them are a party in respect of the Company or its business or the Properties (including but not limited to personal guarantees that Messrs. Petru and Vanek have provided in relation to the Company's bank financing) and to indemnify and hold harmless and to keep indemnified and held harmless on a continuing basis the Sellers from all claims, liabilities, costs and expenses (including without limitation, legal and other professional advisers' fees and disbursments) arising in respect or by reason thereof. During the period of time referred to above, the Sellers shall continue to support the Company's bank financing with their personal guarantees to the extent that this will be required to maintain the Company's current bank financing as at the Completion Date.

10.3
Without limiting the generality of Clause 10.2 and provided that the Purchaser will not be obliged to provide greater security than the security provided by the Sellers, the Purchaser agrees, in discharging its obligations under that Clause, to offer any guarantees, indemnities or other undertakings (as the case may be) or otherwise procure satisfactory security in place of the guarantees and indemnities and other arrangements referred to in Clause 10.2.

10.4	The obligations of the Purchaser under Clauses 10.2 and 10.3 will continue after Completion until all such releases are obtained.

11.	ANNOUNCEMENTS

11.1
Except in the course of its normal investor relations activities, provided no statements will be made to the detriment of the business of the Company and the Sellers, no press conference, announcement or other communication concerning this sale and purchase or any ancillary matter referred to in this Agreement, shall be made until Completion by the Sellers or their respective agents, employees or advisers to any third party without the prior written consent of the Purchaser save as may be required by any:

(a)	law;

(b)	contractual arrangements existing at the Effective Date;

(c)	listing authority or a stock exchange; or

(d)	any applicable regulatory authority to which a Party is subject where such requirement has the force of law provided that in the event that any press conference announcement or other communication is made pursuant to the requirements of (a) to (d) above, the Party required to make the same shall to the extent and in the manner reasonably practicable in the circumstances, notify and consult with the other Parties hereto in advance as to the requirement to make such announcement press conference or other communication.

11.2
Notwithstanding clause 11.1, Sellers and Purchaser hereby agree that the Purchaser shall be entitled to formally announce, through such media as may be determined by Purchaser, the acquisition contemplated by this Agreement at Completion.

12.	FURTHER ASSURANCE

Each Party shall, from time to time on being required to do so by another Party, now or at any time in the future, do or procure the doing of all such acts and/or execute or procure the execution of all such documents in a form satisfactory to the other Party as the other Party may reasonably consider necessary for giving full effect to this Agreement and securing to the other Party the full benefit of the rights, powers and remedies conferred upon the other Party to this Agreement.

13.	ASSIGNMENT

13.1
Save as provided in Clause 13.2, a Party may not assign, transfer, charge or deal in any other manner with this Agreement or any of its rights under it, nor purport to do any of the same, nor sub-contract any or all of its obligations under this Agreement without having obtained the prior written consent of the other Party, and any such attempted transfer or other action without such consent will be null and void.

13.2	The Purchaser shall be entitled to assign its rights under this Agreement to any member of the Purchaser's Group provided that:

(a)
the Purchaser shall procure that any company to whom it assigns any of its rights under this Agreement shall assign such rights back to the Purchaser immediately prior to its ceasing to be a member of the Purchaser's Group; and

(b)	no such assignment shall relieve the Purchaser of any of its obligations under this Agreement, and Purchaser and the assignee will be jointly and severally liable with respect thereto.

For the avoidance of doubt, any change of ownership of shares in the Purchaser, change in the structure of shares (such as share split etc.), or merger of the Purchaser shall also be allowed under this Agreement.

14.	ENTIRE AGREEMENT; REMEDIES

14.1
Each of the Purchaser and KIT acknowledges that, in agreeing to enter into this Agreement on the terms set out herein, it is not relying on any representation, indemnity, warranty, promise, undertaking or other assurance except those expressly set out in this Agreement. This Agreement (including the documents referenced herein to be executed and delivered in connection with Completion) constitutes the entire agreement among the Parties with respect to the subject matter hereof.

14.2
Without prejudice to Clause 14.1, save as set out in this Agreement, no representation or warranties or other assurances are given by the Sellers or any of their respective advisers in respect of the Company, the Business or any information supplied to the Purchaser in the course of negotiations and each of the Purchaser and KIT acknowledges that it has not relied on any representations or warranties or information contained in any other written or oral information supplied by or on behalf of the Sellers or their respective advisers or made or supplied in connection with the negotiations of the sale and purchase under this Agreement.

14.3
The remedies provided for in this Agreement in case of a breach of any warranty, representation or other assurances shall be the sole and exclusive remedy of the Purchaser and KIT and therefore it is specifically agreed that no remedy whatsoever under any other statute, law or legal principle (including but not limited to the right to rescind this Agreement) shall be available to the Purchaser or KIT.

15.	WAIVER AND VARIATION

15.1	No waiver by omission, delay or partial exercise

No omission by any Party to exercise or delay in exercising any right, power or remedy provided by law or under this Agreement shall constitute a waiver of such right, power or remedy or any other right, power or remedy or impair such right, power or remedy. No single or partial exercise of any such right, power or remedy shall preclude or impair any other or further exercise thereof or the exercise of any other right, power or remedy provided by law or under this Agreement. Any waiver must be in writing and signed by the Party against whom enforcement of such waiver is sought.

15.2	Variations to be in writing

No variation to this Agreement shall be of any effect unless it is agreed in writing and signed by each Party.

16.	COSTS AND EXPENSES

Save as otherwise stated in this Agreement, each of the Sellers, KIT and the Purchaser shall pay their own costs and expenses in relation to the negotiation, preparation, execution and carrying into effect of this Agreement and other agreements or fees forming part of the transaction of the sale and purchase hereunder. For the avoidance of doubt said costs, fees and expenses shall not be borne by the Company.

17.	NOTICES

17.1
Form of notices. Any communication to be given in connection with the matters contemplated by this Agreement shall, except where expressly provided otherwise, be in writing and shall either be delivered by hand or sent by first class pre-paid post or facsimile transmission. Delivery by courier shall be regarded as delivery by hand.

17.2
Address and facsimile. Such communication shall be sent to the address of the relevant Party referred to in this Agreement or the facsimile number set out below or to such other address or facsimile number as may be communicated to the other Parties in accordance with this Clause. Each communication shall be marked for the attention of the relevant person.

Sellers:

Tomáš Petru
Nad Okrouhlíkem 2291/5
180 00 Prague 8, Czech Republic
+420 271 742 111 / +420 602 284 241
+420 271 742 112
tomas.petru@visual.cz

Jakub Vaněk
Klecanská 826/6
182 00 Prague 8, Czech Republic
+420 271 742 111 / +420 602 215 340
+420 271 742 112
jakub.vanek@visual.cz

With a copy to:

Purchaser:

KIT digital, FZ-LLC.
PO Box 112888
Dubai Media City
Building 9, Suite 107
Dubai, UAE
Tel: +1-646-502-7484
Fax: +1-212-937-3999
Attn: Kaleil Isaza Tuzman, CEO

KIT

KIT digital, Inc.
228 East 45th Street,
New York, 10017 USA
Tel: +1-646-502-7484
Fax: +1-212-937-3999
Attn: Kaleil Isaza Tuzman, CEO

With a copy to:

Motei & Associates, Attorneys
P.O. Box 112888
Dubai,UAE
Tel: +971 4 348 6100
Fax: +971 4 348 6264
Attn: Ashraf Motei

17.3	Deemed time of service

A communication shall be deemed to have been served:

(a)	if delivered by hand at the address referred to in Clause 17.2, at the time of delivery;

(b)	if sent by express courier service post to the address referred to in Clause 17.2, at the expiration of one week from post date; and

(c)	if sent by facsimile to the number referred to in Clause 17.2, at the time of completion of transmission by the sender.

If a communication would otherwise be deemed to have been delivered outside normal business hours (being 9:30 a.m. to 5:30 p.m. on a Business Day) in the time zone of the territory of the recipient under the preceding provisions of this sub-clause, it shall be deemed to have been delivered at the next opening of business in the territory of the recipient.

17.4	Proof of service

In proving service of the communication, it shall be sufficient to show that delivery by hand was made or that the envelope containing the communication was properly addressed and receipt was given as an express courier service letter or that the facsimile was dispatched and a confirmatory transmission report received.

17.4	Change of details

A Party may notify the other Party or Parties to this Agreement of a change to its name, relevant person, address or facsimile number for the purposes of Clause 17.1 provided that such notification shall only be effective on:

(a)	the date specified in the notification as the date on which the change is to take place; or

(b)
if no date is specified or the date specified is less than five (5) Business Days after the date on which notice is deemed to have been served, the date falling five (5) Business Days after notice of any such change is deemed to have been given.

18.	COUNTERPARTS

18.1	Execution in counterparts.
This Agreement may be executed in any number of counterparts and by the Parties on different counterparts, but shall not be effective until each Party has executed at least one counterpart.

18.2	One agreement.
Each counterpart shall constitute an original of this Agreement but all the counterparts shall together constitute one and the same Agreement.

19.	INVALIDITY

If any provision of this Agreement or the application of it shall be declared or deemed void, invalid or unenforceable in whole or in part for any reason, the Agreement and the other provisions will remain in force with whatever modification that is necessary to give effect to the commercial intention of the Parties.

20.	AGREEMENT TO CONTINUE IN FULL FORCE AND EFFECT

This Agreement shall, to the extent that it remains to be performed, continue in full force and effect notwithstanding Completion.

21.	THIRD PARTY RIGHTS

21.1	Subject to Clause 21.2, nothing in this Agreement is intended to confer on any third party any right to enforce any term of this Agreement.

21.2	Where any rights are conferred upon the Sellers pursuant to this Agreement, each Seller shall be entitled to directly enforce such rights against the Purchaser and KIT.

22.	GOVERNING LAW AND JURISDICTION

22.1	The Parties acknowledge having had Czech counsel review and revise the Agreement so that Sections of this Agreement would not be in conflict with Czech Law.

22.2	This Agreement shall be construed and enforced in accordance with, and the rights of the Parties shall be governed by, the laws of the state of New York without regard to its rules on conflict of law.

22.3
The Parties will attempt in good faith to negotiate a settlement to any claim or dispute between them arising out of or in connection with this Agreement. If the matter is not resolved by negotiation within twenty (20) days the Parties will refer the dispute to mediation in accordance with the rules of the American Arbitration Association (the “Mediation Rules”). Where the dispute is not solved by mediation, within the period of time prescribed by the Mediation Rules, the dispute shall be finally settled by arbitration in Vienna, Austria in accordance with the rules of the International Chamber of Commerce (ICC). The arbitral tribunal shall be composed of three (3) arbitrators and the language to be used in the arbitral proceedings shall be English.

22.4
The Parties undertake and agree that all mediation and arbitral proceedings conducted with reference to this Clause will be kept strictly confidential. This confidentiality undertaking shall cover all information disclosed in the course of such mediation and/or arbitral proceedings, as well as any decision or award that is made or declared during the proceedings. Information covered by this confidentiality undertaking may not, in any form, be disclosed to a third party without the written consent of the other Party. This notwithstanding, a Party shall not be prevented from disclosing such information in order to safeguard in the best possible way his rights in connection with the dispute, or if obligated to do so pursuant to statute, regulation, a decision by an authority, a stock exchange agreement or similar.

22.5
This Agreement is conditioned to the written approval of the Board of Directors of the Purchaser. If such approval is not granted by the Completion Date, the Agreement shall be rendered null and void. The Purchaser shall deliver its Board of Directors’ written resolution approving this Agreement to the Sellers prior to Completion.

23.	NO STRICT CONSTRUCTION

The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

24.	INDEMNIFICATION

24.1
Subject to the limitations contained in Schedule 6, the Sellers hereby agree to indemnify, defend and hold harmless the Purchaser and its Affiliates, and the directors, officers and employees of each of them, from, against and in respect of any and all Losses suffered or incurred by any of them (a) by reason of any Claim or Claim in respect of Tax arising from any breached or untrue representation or warranty of the Sellers contained in this Agreement; or (b) by reason of the non-fulfillment of any covenant or agreement by the Sellers contained in this Agreement.

24.2
The Purchaser and KIT hereby jointly and severally agree to indemnify, defend and hold harmless the Sellers and their respective Affiliates, and the directors, officers, employees, representatives, executors and heirs of each of them, from, against and in respect of any and all Losses suffered or incurred by any of them (a) by reason of any breached or untrue representation or warranty of the Purchaser or KIT contained in this Agreement; or (b) by reason of the non-fulfillment of any covenant or agreement by the Purchaser or KIT contained in this Agreement.

24.3
As used in this Clause 24, any party seeking indemnification pursuant to this Agreement is referred to as an “indemnified Party” and any party from whom indemnification is sought pursuant to this Agreement is referred to as an “indemnifying Party.” An indemnified Party which proposes to assert the right to be indemnified under this Clause 24 shall submit a written demand for indemnification to the indemnifying Party setting forth in summary form the facts as then known which form the basis for the claim for indemnification; provided, however, that the failure to give such notice will not affect such claim of indemnification except to the extent of actual prejudice to the Indemnifying Party. Thereafter, the indemnified Party shall deliver to the indemnifying Party, within 15 Business Days after receipt by the indemnified Party, correct and complete copies of all further notices relating to such claim. With respect to claims against the Sellers based on actions by third parties, an indemnified Party shall follow the procedures set forth on Schedule 6.

IN WITNESS WHEREOF this Share Purchase Agreement is executed on the day and year first written above.

PURCHASER: KIT digital FZ-LLC

/s/ Kaleil Isaza Tuzman
Name: Kaleil Isaza Tuzman
Title: Chief Executive Officer

KIT: KIT digital Inc.

/s/ Kaleil Isaza Tuzman
Name: Kaleil Isaza Tuzman
Title: Chief Executive Officer

SELLERS:

/s/ Tomas Petru
Mr. Tomas Petru

/s/ Jakub Vanek
Mr. Jakub Vanek